EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2009	2008
Income before income taxes (1)	$11,775	$10,924

Add: Fixed charges, excluding capitalized interest	1,238	1,372

Income as adjusted before income taxes	$13,013	$12,296

Fixed charges:
Interest expense	$868	$1,067
Capitalized interest	9	11
Portion of rental expense representative of interest	370	305

Total fixed charges	$1,247	$1,383

Ratio of earnings to fixed charges	10.44	8.89

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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